Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone:	(604) 688-3033
Facsimile:	(604) 639-8873

Item 2.	Date of Material Change

August 14, 2009

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced the unaudited financial results for the Company's second quarter ending June 30, 2009.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

See Schedule “A” attached hereto.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

August 14, 2009

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX Exchange – FR	August 14, 2009
OTCQX – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

Second Quarter Financial Results

FIRST MAJESTIC SILVER CORP. (FR-T) (the "Company") is pleased to announce the unaudited financial results for the Company's second quarter ending June 30, 2009. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.com. Below are the highlights of the results.

2nd Quarter Highlights
Gross Revenue	$15.8 million
Net Revenue	$13.0 million
Mine Operating Earnings	$1.7 million
Net Income after taxes	$1.0 million
Direct Cash Costs per ounce	US$6.31
Silver Equivalent Production	957,936 oz. Ag eqv.
Silver Equivalent Oz. Sold	1,073,129 oz. Ag eqv.

FINANCIAL PERFORMANCE AND HIGHLIGHTS

  For the second consecutive quarter in 2009, the Company generated net income, with $1.0 million earned in the quarter ended June 30, 2009, and a total of $2.0 million earned on a year to date basis. This compares with a net loss after taxes of $0.3 million for the quarter ended June 30, 2008, and a net income after taxes of $0.8 million for the year to date ended June 30, 2008.

  In the second quarter ended June 30, 2009, the Company sold more silver than it produced, selling 1,073,129 silver equivalent ounces including 103,867 ounces of coins, ingots and bullion, which is 115,193 ounces or 11% more silver than it produced in the current quarter. This is compared to 892,406 equivalent ounces, with no sold ounces of coins, ingots and bullion for the quarter ended June 30, 2008.

  Gross revenue for the second quarter ended June 30, 2009, prior to smelting and refining charges and metal deductions, was $15.8 million (US$13.5 million) compared to $14.3 million (US$14.1 million) in the second quarter of 2008, an increase of 9.5%.

  Smelting and refining charges and metal deductions decreased to 17% of gross revenue in the second quarter ended June 30, 2009, compared to 20% in the second quarter ended June 30, 2008, and 18% in the first quarter ended March 31, 2009. Net sales revenue (after smelting and refining charges and metals deductions) for the quarter ended June 30, 2009 was $13.0 million, an increase of 14% compared to $11.4 million for the quarter ended June 30, 2008. This decrease in charges is attributed to the revised smelting and refining agreements renegotiated effective December 1, 2008; as well as the new smelting and refining relationships entered into in February and May 2009.

  Total production for the quarter ended June 30, 2009 was 957,936 ounces of silver equivalents consisting of 827,720 ounces of silver, 746 ounces of gold and 1,493,162 pounds of lead. This compares to the 1,271,141 ounces of silver equivalents produced in the quarter ended June 30, 2008, which consisted of 1,109,821 ounces of silver, 482 ounces of gold, 1,987,551 pounds of lead and 134,644 pounds of zinc. Total production for the quarter ended March 31, 2009 was 1,040,117 ounces of silver equivalents which included 929,964 ounces of silver, 491 ounces of gold and 1,828,739 pounds of lead.

  Mine operating earnings for the quarter ended June 30, 2009 were $1.7 million, a decrease of $0.5 million or 23% compared to mine operating earnings of $2.2 million for the quarter ended June 30, 2008, and mine operating earnings of $4.5 million for the quarter ended March 31, 2009.

  Direct cash costs per ounce of silver for the quarter ended June 30, 2009 increased to US$6.31 per ounce of silver, compared to US$4.84 per ounce of silver for the quarter ended June 30, 2008, due to the reduced silver production at La Encantada, lower by-product credits, lower average head grades and lower recoveries in the second quarter of 2009. Direct cash costs for the quarter ended March 31, 2009 and the six months ended June 30, 2009 were US$4.94 per ounce and US$5.58 per ounce, respectively.

  The Company had an operating loss of $1.2 million for the second quarter ended June 30, 2009 compared to an operating loss of $0.6 million for the quarter ended June 30, 2008, an increase of $0.6 million or 110%. Operating income for the first quarter ended March 31, 2009 was $1.8 million.

  At the La Encantada Silver Mine, construction is progressing on the new 3,500 tpd cyanidation plant. The plant is scheduled to begin commissioning in September 2009 and to be fully operational by the end of 2009. Once completed, the new plant is anticipated to produce over four million ounces of silver annually in the form of doré bars. The Company has revised its estimated capital expenditures for the completion of the La Encantada construction project from US$24.5 million to US$27.5 million. The primary reason for the increase in capital expenditures is related to a decision to revise the tailings pond design to a paste and filter design which will allow the new plant to significantly savings in power and water consumption once operational.

In Summary & Outlook

First Majestic has been making excellent progress on the 3,500 tpd expansion projection at La Encantada while simultaneously making operational improvements at the La Parrilla and San Martin mines. Production at both La Parrilla and San Martin are on budget while the La Encantada was under budget in the quarter. Third quarter production is anticipated to be back on track.

As a result of engineering changes and the extension of the timeline of the completion and commissioning of the new plant, the Company has revised its forecast for production for 2009 to 5 million eqv silver ounces. The addition of this new operation to the Company’s assets is expected to have a dramatic effect on revenues and profitability. The La Encantada is anticipated to produce over 60% of the Company’s production in 2010 and thus its successful completion has been management’s primary focus. The recently announced private placement will assure this project comes online within the new schedule.

First Majestic is a producing silver company focused in México and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.